UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. )*

SIXTH STREET LENDING PARTNERS
(Name of Issuer)

Common shares of beneficial interest, par value $0.001 per share
(Title of Class of Securities)

N/A
(CUSIP Number)

December 31, 2022
(Date of Event Which Requires Filing of this Statement)

Check the Appropriate Box to Designate the Rule Pursuant to Which this Schedule Is Filed:

☒	Rule 13d-1(b)

☐	Rule 13d-1(c)

☐	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons Victorian Funds Management Corporation
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Australia

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 1,973,500
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 1,973,500
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,973,500
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 9.02%(1)
12.	Type of Reporting Person (See Instructions) FI

(1)	Calculated based on 21,882,028 Common Shares outstanding as of December 31, 2022, based on information provided by the Issuer.

Item 1(a).	Name of Issuer:

Sixth Street Lending Partners (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

2100 McKinney Avenue, Suite 1500, Dallas, Texas 75201

Item 2(a).	Names of Persons Filing:

This Schedule 13G (the “Statement”) is filed by Victorian Funds Management Corporation (the “Reporting Person” or “VFMC”).

Item 2(b).	Address of the Principal Business Office or, if None, Residence:

The principal business address of the Reporting Person is as follows: L13 101 Collins St, Melbourne 3000 VIC Australia

Item 2(c).	Citizenship:

See responses to Item 4 on the cover page and Item 2(a) above.

Item 2(d).	Title of Class of Securities:

Common shares of beneficial interest, par value $0.001 per share (“Common Shares”).

Item 2(e).	CUSIP Number:

N/A

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a(n):

☐ (a) a broker or dealer registered under Section 15 of the Exchange Act.

☐ (b) a bank as defined in Section 3(a)(6) or the Exchange Act.

☐ (c) an insurance company as defined in Section 3(a)(19) of the Exchange Act.

☐ (d) an investment company registered under Section 8 of the Investment Company Act.

☐ (e) an investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

☐ (f) an employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

☐ (g) a parent holding company or control person in accordance with Rule 13d- 1(b)(1)(ii)(G).

☐ (i) a church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

☒ (j) a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J).

☐ (k) a group in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution: The VFMC is a public authority corporate entity, constituted pursuant to the Victorian Funds Management Corporation Act to provide investment and funds management services to public sector clients, and is subject to supervisory approval and oversight by the Victorian Government Department of Treasury and Finance. VFMC is required to operate in accordance with the terms of its appointment and a Victorian Government Prudential Standard and is a functional equivalent of a U.S. registered investment adviser.

Item 4.	Ownership.

(a)	Amount beneficially owned:

See response to Item 9 on the cover page.

(b)	Percent of Class:

See response to Item 11 on the cover page.

(c)	Number of shares as to which the Reporting Person has:

(i)	Sole power to vote or to direct the vote:

See responses to Item 5 on the cover page.

(ii)	Shared power to vote or to direct the vote:

See responses to Item 6 on the cover page.

(iii)	Sole power to dispose or to direct the disposition of:

See responses to Item 7 on the cover page.

(iv)	Shared power to dispose or to direct the disposition of:

See responses to Item 8 on the cover page.

The Reporting Person has voting and investment discretion over the reported securities, which are held directly by VFMC Opportunistic Strategies Trust and managed by the Reporting Person on behalf of various pensions and client accounts. The filing of this Statement shall not be construed as an admission that either the Reporting Person or the VFMC Opportunistic Strategies Trust is, for the purpose of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any securities covered by this Statement.

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

By signing below the Reporting Person certifies that, to the best of its knowledge and belief, (i) the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11, and (ii) the foreign regulatory scheme applicable to the Reporting Person is substantially comparable to the regulatory scheme applicable to a U.S. investment adviser registered under Section 2.03 of the Investment Advisers Act of 1940. The Reporting Person also undertake to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 7, 2023

VICTORIAN FUNDS MANAGEMENT CORPORATION

By:	/s/ Mark Aarons
Name:	Mark Aarons
Title:	Authorised Officer

5